

August 17, 2021

Bong Lau
Chief Executive Officer
Intelligent Living Application Group Inc.
Unit 2, 5/F, Block A, Profit Industrial Building
1-15 Kwai Fung Street, Kwai Chung
New Territories, Hong Kong

  Re: Intelligent Living Application Group Inc.
   Amendment No. 3 to Registration Statement on Form F-1
   Filed June 20, 2021
   File No. 333-248684

Dear Mr. Lau:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1/A filed June 20, 2021

Cover Page

1. Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries based in Hong Kong and China and that this structure involves unique risks to investors. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

2. Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company's operations in Hong Kong and China. Your disclosure should make clear whether these risks could result in a material change in

your operations and/or the value of your ordinary shares or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China's government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company's ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

3. Clearly disclose how you will refer to the holding company, subsidiaries, and other entities when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as "we" or "our" when describing activities or functions of a subsidiary or other entities. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.

Prospectus Summary, page 1

4. In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company's operations in Hong Kong and China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ordinary shares. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

5. Disclose each permission that you, your subsidiaries or your VIEs, if any, are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you, your subsidiaries, or VIEs, if any, are covered by permissions requirements from the CSRC, CAC or any other entity that is required to approve of the VIE's operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

6. Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your

securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state.

Risk Factors, page 12

7.   Given the Chinese government's significant oversight and discretion over the conduct of your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ordinary shares . Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

8.   In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

You may contact Beverly Singleton, Staff Accountant, at (202) 551-3328 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or Asia Timmons-Pierce, Special Counsel, at (202) 551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Jeffrey Li